J. Brian Palmer Vice President and Chief Accounting Officer

July 31, 2009

Ms. Iboyla Ignat

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	White Mountains Insurance Group, Ltd. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2008 File No. 001-08993

Dear Ms. Ignat,

I refer to our conversation on July 9, 2009 regarding your comment on our comment response letter dated May 26, 2009 from our Chief Financial Officer, David Foy.  Set forth below is the Company’s response to your comment, which is printed below in italics immediately preceding our response.

Staff comment:

We acknowledge your response to our previous comment #5.  We did not intend to imply that securities acquired in a reporting period that were initially classified as Level 1 or Level 2 under the FAS 157 hierarchy and subsequently reclassified to Level 3 during the same reporting period should be included as purchases in the Level 3 rollforward.  Our comment asked you to explain and disclose why recently acquired securities were reclassified to Level 3 and to disclose why inputs were initially observable and subsequently became unobservable.  Please revise your disclosure accordingly.

Company response:

We have complied with your request by including additional disclosure in our June 30, 2009 Form 10-Q filed today.  This disclosure has been included as Attachment A to this letter.

Please feel free to call me at (617) 725-7115 should you have any questions.

Sincerely,

/s/ J. Brian Palmer

Corporate Headquarters:	Office:
White Mountains Insurance Group, Ltd.	White Mountains Insurance Group, Ltd.
14 Wesley Street, 5th Floor	265 Franklin Street, 5th Floor, Boston, Ma. 02110
Hamilton HM 11, Bermuda	Ph: 617-725-7115 ó Fax: 617-725-7120
Ph: 441-278-3160 ó Fax: 441-278-3170	E-mail: bpalmer@whitemountains.com

ATTACHMENT A:

The following table summarizes the changes in White Mountains’ Level 3 fair value measurements for the three and six months ended June 30, 2009:

Millions	Fixed Maturities	Common equity securities	Convertible fixed maturities	Other long- term investments	Total
Balance at January 1, 2009	$156.4	$113.3	$—	$401.2	$670.9
Total realized and unrealized losses	(3.6)	(3.6)	—	(44.3)	(51.5)
Purchases	22.2	—	.7	45.5	68.4
Sales	(17.1)	(.4)	—	(22.2)	(39.7)
Transfers in	52.1	—	—	—	52.1
Transfers out	(39.4)	—	—	—	(39.4)
Balance at March 31, 2009	170.6	109.3	.7	380.2	660.8
Total realized and unrealized gains	17.9	7.9	.1	26.9	52.8
Purchases	6.7	—	3.4	2.1	12.2
Sales	(26.1)	(.2)	(.2)	(18.3)	(44.8)
Transfers in	36.9	—	—	—	36.9
Transfers out	(50.1)	—	—	—	(50.1)
Balance at June 30, 2009	$155.9	$117.0	$4.0	$390.9	$667.8

Level 3 measurements — transfers in and out - Three-month period ended March 31, 2009

Observable inputs in the form of quoted market prices for similar securities became unavailable for one security with a fair value of $1.5 million that has been reflected as “Transfers in” to Level 3 measurements during the quarter ended March 31, 2009. Quoted market prices for this security had been used at December 31, 2008 to estimate fair value, and as such, this security was categorized as a Level 2 measurement at December 31, 2008. In addition, the estimated fair value for three securities of $50.6 million for which the quoted price provided by a third party source was deemed unreliable and could not be validated against an alternative source is reflected in “Transfers in” during the quarter ended March 31, 2009. The fair value of these securities was estimated using industry standard pricing models, in which management selected inputs using its best judgment.  These inputs principally included benchmark yields, benchmark securities, reported trades, issuer spreads, bids, offers, credit ratings and prepayment speeds. The pricing models used by White Mountains use the same valuation methodology for all Level 3 measurements for fixed maturities. These securities are considered to be Level 3 because the measurements are not directly observable. The estimated fair value for these securities determined using the industry standard pricing models was $3.2 million less than the estimated fair value based upon quoted prices provided by a third party. In addition, during the first quarter of 2009, three securities which had been classified as Level 3 measurements at December 31, 2008 were recategorized as Level 2 measurements when quoted market prices for similar securities that were considered reliable and could be validated against an alternative source were available at March 31, 2009. These measurements comprise “Transfers out” of $(39.4) million for the period ended March 31, 2009.

Level 3 measurements — transfers in and out - Three-month period ended June 30, 2009

The estimated fair value of $36.9 million for three securities for which the quoted market prices provided by a third party source were deemed to be unreliable and could not be validated against an alternative third party source were valued using industry standard pricing models described above and are reflected in “Transfers in” during the quarter ended June 30, 2009. These securities are considered to be Level 3 because the measurements are not directly observable. Quoted market prices for these securities had been used at March 31, 2009 to estimate fair value, and as such these securities were categorized as Level 2 measurements at March 31, 2009. The fair value for these securities determined using the industry standard pricing model was $3.2 million less than the estimated fair value based upon quoted prices provided by a third party. In addition, during the second quarter of 2009 twenty-eight securities which had been classified as Level 3 measurements at March 31, 2009 were recategorized as Level 2 measurements when quoted market prices that were considered reliable and could be validated against an alternative source were available at June 30, 2009. These measurements comprise “Transfers out” of $(50.1) million for the period ended June 30, 2009.